STRICTLY CONFIDENTIAL

VIA EDGAR and Facsimile

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-3628

Re:       Beckman Coulter, Inc.
Schedule TO-T filed on February 15, 2011
Filed by Djanet Acquisition Corp. and Danaher Corporation
SEC File No. 5-40103

Dear Ms. Kim:

On behalf of Danaher Corporation and Djanet Acquisition Corp. (collectively “Danaher”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated February 24, 2011 (the “Comment Letter”) regarding Danaher’s Tender Offer Statement on Schedule TO originally filed on February 15, 2011 (the “Schedule TO”).

For your convenience, we have included your comments below in bold with Danaher’s corresponding responses following each bold comment.  Capitalized terms used but not separately defined herein have the meanings given to such terms in the Schedule TO.

Offer to Purchase

Acceptance for Payment and Payment, Page 12

1.                  We note that the purchasers reserve the right to transfer or assign the right to purchase the shares tendered in the offer.  Please confirm the bidders' understanding that any entity to which they assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require them to disseminate additional offer materials and to extend the terms of the offer.  Please revise similar language in the letter transmittal.

We confirm our understanding that any entity to which the bidders assign the right to purchase shares in the Offer must be included as a bidder in the Offer and that such inclusion of additional bidder(s) may require the dissemination of additional offer materials and extension of the terms of the Offer.

Source and Amount of Funds, page 22

2.                  We note that Danaher will obtain funds from available cash, proceeds from the issuance of commercial paper, proceeds from the issuance of securities, or bridge loans.  Please revise to further describe the specific sources and amounts of funds.  Refer to Item l007(a) of Regulation M-A.  State any material conditions to the financing and any alternative financing arrangements.  Refer to Item l007(b) of Regulation M-A.  If any part of the funds is or is expected to be borrowed, please summarize each loan agreement and file any agreements as exhibits.  Refer to Item l007(d) of Regulation M-A and Item I016(b) of Regulation M-A.

We acknowledge the Staff’s comment and confirm that the Schedule TO will be amended to disclose updated information with respect to Item 1007(a), (b) and (d) of Regulation M-A and that applicable loan agreements will be summarized and filed as exhibits thereto once the specific sources and amounts of funds have been finalized.

*          *          *          *          *          *

Danaher Corporation and Djanet Acquisition Corp. have authorized us to acknowledge on their behalf that:

-          the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

-          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *          *          *          *

Please do not hesitate to call me at (212) 403-1333 or Sabastian Niles at (212) 403-1366 should the Staff have any questions regarding the foregoing.

Very truly yours,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

Copy:                             James F. O’Reilly, Esq.
Associate General Counsel and Secretary
Danaher Corporation